Exhibit 99.1
E-House Reports Second Quarter 2011 Results
SHANGHAI, China, August 17, 2011 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and six months ended June 30, 2011.
Second Quarter 2011 Financial and Operating Highlights
•
Total gross floor area (“GFA”) of new properties sold increased by 25% year-on-year to 2.7 million square meters. Total value of new properties sold increased by 38% year-on-year to RMB24.6 billion ($3.8 billion)[1].

•	Total revenues increased by 29% year-on-year to $91.6 million.

•	Non-GAAP[2] income from operations decreased by 53% year-on-year to $7.3 million.

•	Non-GAAP net income attributable to E-House shareholders decreased by 83% year-on-year to $2.3 million, or $0.03 per diluted American depositary share (“ADS”).
First Half 2011 Financial and Operating Highlights
•
Total GFA of new properties sold was 5.6 million square meters for the first half of 2011, an increase of 20% from the same period of 2010. Total value of new properties sold was RMB52.1 billion ($8.0 billion) for the first half of 2011, an increase of 31% from the same period of 2010.

•	Total revenues were $174.9 million for the first half of 2011, an increase of 23% from the same period of 2010.

•	Non-GAAP income from operations was $17.6 million for the first half of 2011, a decrease of 57% from the same period of 2010.

•	Non-GAAP net income attributable to E-House shareholders was $9.7 million, or $0.12 per diluted ADS, for the first half of 2011, a decrease of 69% from the same period of 2010.
“I’m pleased that we continued to achieve growth in the scale of our primary real estate agency business despite weak market sentiment and low overall transaction volume,” said Mr. Xin Zhou, E-House’s executive chairman. “During the second quarter, our strong project execution led to strong buyer interest and sales volume for many of our projects. However, as the Chinese central bank continued its credit tightening, commercial banks in China have further slowed down approvals of new mortgage loans. This has resulted in ongoing delays in our ability to recognize successful sales and commission revenue for a number of projects for which a ‘successful sale’ is defined as when the bank releases mortgage loan proceeds. This has negatively impacted our primary agency revenue for the second quarter and may continue to negatively affect our revenue for the second half of 2011.”

[1]
This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.5032 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the second quarter of 2011.

[2]
E-House uses in this press release the following non-GAAP financial measures: (1) income from operations, (2) net income, (3) net income attributable to E-House shareholders and (4) net income per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain/(loss) from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou continued, “In light of the unfavorable market environment, we will continue to expand our reach in new markets in order to diversify our geographic and client mix. We managed to increase our secondary brokerage business revenue during tough market conditions while also reducing costs and expenses. Meanwhile, our online business segment continues to show robust revenue growth, taking advantage of developers’ increased efforts to market their products. As previously announced, we have also expanded our cooperation with Baidu, which grants our subsidiary CRIC the exclusive right to sell Baidu’s Brand Link advertising products.”
Mr. Li-Lan Cheng, E-House’s chief financial officer, added, “During the second quarter, we continued to operate in challenging market conditions. The expansion of our primary agency business has led to increases in our staff headcount and related expenses, while rising inflation and wage levels have resulted in higher salaries for our employees. We also experienced a slower sell-through rate for the majority of our projects and a year-on-year decrease in the average commission rate, which has stabilized at about 0.9% this year. These factors have resulted in relatively flat revenue growth for our primary agency business and have negatively impacted our margins. Although we expect the challenging macro environment will continue to pressure our profit margins in the near term, we firmly believe the continued expansion of our business will deliver long-term benefits to the Company and our shareholders.”
Financial Results for the Second Quarter and First Half 2011
Revenues
Second quarter total revenues were $91.6 million, an increase of 29% from $71.2 million for the same quarter of 2010. For the first half of 2011, total revenues were $174.9 million, an increase of 23% from $142.7 million for the same period of 2010.
Primary Real Estate Agency Services
Second quarter revenues from primary real estate agency services were $33.2 million, an increase of 4% from $31.9 million for the same quarter of 2010. This increase was mainly due to a 25% increase in total GFA of new properties sold and a 38% increase in total transaction value of new properties sold, partially offset by a decrease in the average commission rate from 1.2% for the second quarter of 2010 to 0.9% for the same quarter of 2011. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.)
For the first half of 2011, revenues from primary real estate agency services were $72.5 million, a decrease of 2% from $74.3 million for the same period of 2010. This decrease was mainly due to a decrease in the average commission rate from 1.3% for the first half of 2010 to 0.9% for the same period of 2011, partially offset by a 31% increase in the total transaction value of new properties sold.
Secondary Real Estate Brokerage Services
Second quarter revenues from secondary real estate brokerage services were $5.3 million, an increase of 10% from $4.8 million for the same quarter of 2010. This increase was mainly due to increases in the average unit selling price and total transaction value of secondary real estate sold.
For the first half of 2011, revenues from secondary real estate brokerage services were $10.4 million, an increase of 14% from $9.2 million for the same period of 2010. This increase was mainly due to the combined effect of an increase in rental transaction volume as well as increases in the average unit selling price and total transaction value of secondary real estate sold.
As of June 30, 2011, E-House had a total of 112 secondary real estate brokerage stores in eight cities in China, compared to 131 stores as of June 30, 2010 and 133 as of December 31, 2010. The Company closed a number of stores in Shanghai during the first half of 2011 in order to reduce cost and optimize its store network by strengthening its presence in certain districts while closing unprofitable stores in others.

Revenues from China Real Estate Information Corporation (“CRIC”)
CRIC, a subsidiary of E-House, provides real estate information, consulting, online and other services in China. Second quarter revenues from CRIC were $52.8 million, an increase of 56% from $33.8 million for the same quarter of 2010. This was mainly attributable to a 116% year-on-year increase from $14.3 million to $30.9 million in revenues from CRIC’s online segment as a result of both growth in real estate online advertising and gains in CRIC’s market share.
For the first half of 2011, revenues from CRIC were $90.8 million, an increase of 57% from $58.0 million for the same period of 2010. This was mainly attributable to a 128% year-on-year increase from $22.6 million to $51.5 million in revenues from CRIC’s online segment as a result of both growth in real estate online advertising and gains in CRIC’s market share.
Cost of Revenues
Second quarter cost of revenues was $34.6 million, an increase of 49% from $23.2 million for the same quarter of 2010, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service segment, additional costs associated with CRIC’s Baidu, Inc. (“Baidu”) channels for its online business and real estate promotional event business.
For the first half of 2011, cost of revenues was $62.1 million, an increase of 45% from $42.9 million for the same period of 2010, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service segment, the addition of real estate promotional event business starting from the second quarter of 2010 and the addition of Baidu real estate channels starting from the third quarter of 2010.
Selling, General and Administrative (“SG&A”) Expenses
Second quarter SG&A expenses were $63.2 million, an increase of 42% from $44.4 million for the same quarter of 2010, primarily due to increases in (1) salary, bonus, rental, consulting and travel expenses for the Company’s primary real estate agency service segment, (2) salary, commission and bonus expenses associated with additional sales and administrative staff and marketing expenses paid to Baidu for CRIC’s online business and (3) share-based compensation expenses as a result of restricted shares and stock options granted in the fourth quarter of 2010 and the first quarter of 2011.
For the first half of 2011, SG&A expenses were $121.3 million, an increase of 47% from $82.4 million for the same period of 2010. This increase was primarily due to increases in (1) salary, rental and travel expenses for the Company’s primary real estate agency service segment, (2) salary, commission and bonus expenses associated with additional sales and administrative staff and expenses paid to Baidu for CRIC’s online business and (3) share-based compensation expenses.
Income (Loss) from Operations
Second quarter loss from operations was $6.2 million, compared to income from operations of $3.6 million for the same quarter of 2010. Second quarter non-GAAP income from operations was $7.3 million, a decrease of 53% from $15.6 million for the same quarter of 2010.
For the first half of 2011, loss from operations was $8.5 million, compared to income from operations of $17.4 million for the same period of 2010. For the first half of 2011, non-GAAP income from operations was $17.6 million, a decrease of 57% from $41.2 million in the same period of 2010.

Net Income (Loss)
Second quarter net loss was $6.0 million, compared to net income of $10.1 million for the same quarter of 2010. Second quarter non-GAAP net income was $7.8 million, a decrease of 63% from $21.3 million for the same quarter of 2010. In addition to the decrease in non-GAAP income from operations, the decrease in non-GAAP net income was also attributable to an unrealized loss from short-term investments of $1.6 million, the timing of government subsidies, $1.7 million of which was received in the second quarter of 2010 while the same subsidy was received in the third quarter of 2011, and a tax refund of $4.2 million in the second quarter of 2010.
For the first half of 2011, net loss was $7.5 million, compared to net income of $21.8 million for the same period of 2010. Non-GAAP net income for the first half of 2011 was $18.3 million, a decrease of 59% from $44.2 million in the same period of 2010. In addition to the decrease in non-GAAP income from operations, the decrease in non-GAAP net income for the first half of 2011 was also attributable to an unrealized loss from short-term investments of $2.8 million and a tax refund in the second quarter of 2010.
Net Income (Loss) Attributable to E-House Shareholders
Second quarter net loss attributable to E-House shareholders was $6.7 million, or $0.08 loss per diluted ADS, compared to net income attributable to E-House shareholders of $6.7 million, or $0.08 per diluted ADS, for the same quarter of 2010. Second quarter non-GAAP net income attributable to E-House shareholders was $2.3 million, or $0.03 per diluted ADS, a decrease of 83% from $13.9 million, or $0.17 per diluted ADS, for the same quarter of 2010.
For the first half of 2011, net loss attributable to E-House shareholders was $7.2 million, or $0.09 loss per diluted ADS, compared to net income attributable to E-House shareholders of $17.3 million, or $0.21 per diluted ADS, for the same period of 2010. Non-GAAP net income attributable to E-House shareholders for the first half of 2011 was $9.7 million, or $0.12 per diluted ADS, a decrease of 69% from $31.7 million, or $0.39 per diluted ADS, for the same period of 2010.
Cash Flow
As of June 30, 2011, the Company had a cash balance of $396.0 million.
Second quarter net cash used in operating activities was $12.8 million. This amount was mainly attributable to increases in accounts receivable by $27.0 million and other receivables by $5.5 million, partially offset by non-GAAP net income of $7.8 million, a decrease in restricted cash by $2.5 million, a decrease in prepaid expenses by $2.6 million, an increase in accrued payroll and welfare expenses by $5.8 million and an increase in deferred revenue by $3.9 million.
Second quarter 2011 net cash used in investing activities was $8.9 million. This amount was mainly attributable to a $6.2 million investment in affiliates and $3.4 million purchase of property and equipment as well as intangible assets.
Second quarter 2011 net cash used in financing activities was $36.7 million. This amount was mainly due to the dividend payment of $20.2 million by the Company to its shareholders and the payment of $16.6 million for share repurchases by the Company and CRIC.
Business Outlook
The Company estimates that its revenues for the third quarter of 2011 will be in the range of $108 million to $110 million, an increase of 22% to 24% from $88.6 million in the same quarter in 2010. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information
E-House’s management will host an earnings conference call on August 17, 2011 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-857-350-1601
Hong Kong:	+852-3002-1672
Mainland China:	+86-10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until August 24, 2011:

International:	+1-617-801-6888
Passcode:	72555508
Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 160 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online, advertising, promotional events and investment management services. The real estate information and consulting, online, advertising and promotional events services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income from operations, (2) net income, (3) net income attributable to E-House shareholders and (4) net income per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain/(loss) from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain/(loss) from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions are recurring items that will continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Kelly Qian
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0730
E-mail: ir@ehousechina.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: ej@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	June 30,
	2010	2011
ASSETS
Current assets
Cash and cash equivalents	543,818	396,006
Restricted cash	6,985	2,649
Marketable securities	16,564	13,796
Customer deposits	90,617	152,862
Unbilled accounts receivable, net	138,013	157,812
Accounts receivable, net	36,101	50,429
Properties held for sale	4,458	2,571
Deferred tax assets	17,285	16,668
Prepaid expenses and other current assets	22,052	27,072
Amounts due from related parties	19	1,448

Total current assets	875,912	821,313
Property and equipment, net	21,303	22,445
Intangible assets, net	183,912	179,932
Investment in affiliates	10,161	20,468
Goodwill	453,140	454,383
Other non-current assets	13,838	19,747

Total assets	1,558,266	1,518,288

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8,149	7,431
Accrued payroll and welfare expenses	37,853	38,805
Income tax payable	42,276	28,943
Other tax payable	14,765	14,125
Amounts due to related parties	5,155	970
Advance from property buyers	7,619	2,862
Deferred revenue	7,973	11,411
Other current liabilities	16,309	14,487

Total current liabilities	140,099	119,034
Deferred tax liabilities	40,152	41,640
Other non-current liabilities	1,375	1,501

Total liabilities	181,626	162,175

Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 80,752,526 and 80,417,287 shares issued and outstanding, as of December 31, 2010 and June 30, 2011, respectively	81	80
Additional paid-in capital	672,621	681,869
Subscription receivables	(65)	—
Retained earnings	200,823	170,936
Accumulated other comprehensive income	27,640	36,172

Total E-House equity	901,100	889,057
Non-controlling interests	475,540	467,056

Total equity	1,376,640	1,356,113

TOTAL LIABILITIES AND EQUITY	1,558,266	1,518,288

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2011	2010	2011
Revenues	71,238	91,645	142,672	174,925
Cost of revenues	(23,217)	(34,644)	(42,871)	(62,141)
Selling, general and administrative expenses	(44,385)	(63,196)	(82,428)	(121,282)

Income (loss) from operations	3,636	(6,195)	17,373	(8,498)

Interest income	855	663	1,386	1,312
Other income, net	3,099	(2,529)	4,679	(2,501)

Income (loss) before taxes and equity in affiliates	7,590	(8,061)	23,438	(9,687)
Income tax (expense) benefits	2,505	2,266	(1,575)	2,659

Income (loss) before equity in affiliates	10,095	(5,795)	21,863	(7,028)
Loss from equity in affiliates	(10)	(216)	(78)	(470)

Net income (loss)	10,085	(6,011)	21,785	(7,498)
Less: net income (loss) attributable to non-controlling interests	3,410	687	4,503	(287)

Net income (loss) attributable to E-House shareholders	6,675	(6,698)	17,282	(7,211)

Earnings(loss) per share:
Basic	0.08	(0.08)	0.22	(0.09)
Diluted	0.08	(0.08)	0.21	(0.09)
Shares used in computation:
Basic	80,237,210	80,787,002	80,194,493	80,772,660
Diluted	81,089,343	80,787,002	81,095,260	80,772,660
Note
The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.4716 on June 30, 2011 and USD1 = RMB6.5032 for the three months ended June 30, 2011.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP income (loss) from operations	3,636	(6,195)	17,373	(8,498)
Share-based compensation expense	6,673	8,161	13,390	15,535
Amortization of intangible assets resulting from business acquisitions	5,260	5,319	10,435	10,570

Non-GAAP income from operations	15,569	7,285	41,198	17,607

GAAP net income (loss)	10,085	(6,011)	21,785	(7,498)
Share-based compensation expense (net of tax)	6,673	8,161	13,390	15,535
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,568	4,645	9,072	9,222
Loss from the disposal of subsidiaries	—	1,054	—	1,054

Non-GAAP net income	21,326	7,849	44,247	18,313

Net income (loss) attributable to E-House	6,675	(6,698)	17,282	(7,211)
Share-based compensation expense (net of tax and non-controlling interests)	4,794	5,980	9,629	11,522
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,392	2,441	4,781	4,870
Loss from disposal of subsidiaries	—	565	—	565

Non-GAAP net income attributable to E-House shareholders	13,861	2,288	31,692	9,746

GAAP net income (loss) per ADS — basic	0.08	(0.08)	0.22	(0.09)

GAAP net income (loss) per ADS — diluted	0.08	(0.08)	0.21	(0.09)

Non-GAAP net income per ADS — basic	0.17	0.03	0.39	0.12

Non-GAAP net income per ADS — diluted	0.17	0.03	0.39	0.12

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	80,237,210	80,787,002	80,194,493	80,772,660

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	81,089,343	80,787,002	81,095,260	80,772,660

Shares used in calculating diluted non-GAAP net income attributable to shareholders per ADS	81,089,343	81,387,873	81,095,260	81,488,604

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2011	2010	2011
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	2,165	2,706	4,709	5,640
Total value of new properties sold (millions of RMB)	17,780	24,560	39,706	52,103
Total value of new properties sold (millions of $)	2,619	3,777	5,831	7,959